February 2, 2007

Securities and Exchange Commission

Corporate Division of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin, Esq.

Re:	JA Solar Holdings Co., Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-140002)
Registration Statement on Form F-6 (File No. 333-140009)

Dear Mr. Hindin:

As Representatives of the several underwriters of the proposed initial public offering by the Company of American depositary shares representing ordinary shares in the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m. (New York time) on February 6, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 22, 2007, through the date hereof:

Preliminary Prospectus dated January 22, 2007:

8,030 copies to prospective underwriters, institutional investors, dealers and others

We advise that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.

[Signature page follows.]

Very truly yours,
CIBC WORLD MARKETS CORP.

By:	/s/ Andrew MacInnes
Name: Andrew MacInnes
Title: Managing Director, Head of Equity Capital Markets

and
PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Principal
As Representatives of the several underwriters